December 24, 2008 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:      Yuhe International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Registration Statement on Form S-1 filed May 12, 2008
File No. 333-150836

Dear Mr. Kim:

We refer to Amendment No. 5 to Registration Statement on Form S-1 (“Amendment No. 5”) filed by Yuhe International, Inc. (the “Company”) on December 19, 2008 and our subsequent telephone conversations with you on December 22 and 23, 2008.

We note that the aggregate share amount to be registered in Amendment No. 5 should be changed to reflect the agreement by the Pinnacle Entities and Black River Entities to reduce the number of their shares being registered to an aggregate of 777,166 shares each.

We shall change the aggregate amount of shares to be registered in the Company’s subsequent filing pursuant to Rule 424 of the Securities Act of 1933, as amended, to 4,730,251 shares.  Please refer to the attached mark-up pages to this letter, which show changes to Amendment No. 5, for your review.

We thank the Staff for its continued courtesies.   We plan to request acceleration of effectiveness on December 29, 2008, if the Staff has no further comments.  If the Staff needs any additional information or has further questions, please do not hesitate to contact me at (852) 2292-2222 or Eric Cohen at (212) 294-3540 or fax to (852) 2292-2200.

Sincerely,

/s/ Simon Luk
Simon Luk

c.c.      Yuhe International, Inc.

APPENDIX

YUHE INTERNATIONAL, INC. (Form: S-1/A, Received: 12/19/2008 12:17:22) Page 2 of 251

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)

Accelerated filer ☐
Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $0.001 par value per share	~~7,871,515~~(1) 4,730,251	$ 6.13(1)	$ ~~48,252,387~~(1) 28,996,439	$ ~~1,896.32~~ 1,139.56

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the bid and asked prices reported on the NASDAQ Over-the-Counter Bulletin Board on May 8 , 2008.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

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YUHE INTERNATIONAL, INC. (Form: S-1/A, Received: 12/19/2008 12:17:22) Page 3 of 251

The information in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until after the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 19, 2008

PROSPECTUS

~~4,871,516~~ 4,730,251 **shares**

YUHE INTERNATIONAL, INC.

Common Stock

This prospectus relates to the offer for sale of up to ~~4,871,516~~ 4,730,251 of our common stock by certain existing holders of the securities, referred to as Selling Security Holders throughout this document. We will not receive any of the proceeds of this offering.

The common stock is traded in the over-the-counter market and prices are quoted on the Over-The-Counter Bulletin Board under the symbol "YUII.OB." The most recent market trade occurred on September 24, 2008 at the price of $6.50 per share. There is a lack of any meaningful market value quotations for our shares.

Except under certain circumstances, the Selling Security Holders will sell the shares from time to time through independent brokerage firms in the over-the-counter market at market prices prevailing at the time of sale.

Investing in our stock involves substantial risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 19, 2008

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YUHE INTERNATIONAL, INC. (Form: S-1/A, Received: 12/19/2008 12:17:22) Page 61 of 251

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 12, 2008, concurrent with the reverse acquisition of First Growth, our board of directors approved the dismissal of Pritchett, Siler & Hardy, P.C. as our independent auditor, effective upon the completion of the audit of financial statements of First Growth as of and for the fiscal year ended December 31, 2007 and the issuance of its report thereon. Concurrent with the decision to dismiss Pritchett, Siler & Hardy, P.C. as our independent auditor, our board of directors elected to continue the existing relationship of our new subsidiary Weifang Yuhe Poultry Co., Ltd. with Child, Van Wagoner & Bradshaw, PLLC and appointed Child, Van Wagoner & Bradshaw, PLLC as our independent auditor.

The dismissal of Pritchett, Siler & Hardy, P.C. became effective when Pritchett, Siler & Hardy, P.C. completed its audit of such financial statements and released its report with respect thereto on March 31, 2008.

The reports of Pritchett, Siler & Hardy, P.C. on our financial statements for the fiscal year ended December 31, 2006 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to any uncertainty, audit scope or accounting principles. During our fiscal years ended December 31, 2006 and 2007 and the subsequent interim periods preceding the termination, there were no disagreements with Pritchett, Siler & Hardy, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Pritchett, Siler & Hardy, P.C. would have caused Pritchett, Siler & Hardy, P.C. to make reference to the subject matter of the disagreements in connection with its report on the financial statements for such years or subsequent interim periods.

During our two most recent fiscal years ended December 31, 2007 and 2006, we did not consult Child, Van Wagoner & Bradshaw, PLLC with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor oral advice was provided that Child, Van Wagoner & Bradshaw, PLLC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to that Item, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.

We provided Pritchett, Siler & Hardy, P.C. with a copy of this disclosure on April 2, 2008, providing Pritchett, Siler & Hardy, P.C. with the opportunity to furnish us with a letter addressed to the SEC stating whether it agrees with the statement made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. A letter from Pritchett, Siler & Hardy, P.C. dated April 3, 2008 was filed by us as Exhibit 16.1 to our current report on Form 8-K on April 4, 2008.

4,730,251

SELLING SECURITY HOLDERS

On behalf of the Selling Security Holders named in the table below, including their donees, pledgees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus, we are registering, pursuant to the registration statement of which this prospectus is a part, [illegible] shares of our common stock.

We are registering the shares being offered under this prospectus pursuant to a Registration Rights Agreement, the "Registration Rights Agreement", dated March 12, 2008, between our company and the Selling Security Holders. The Registration Rights Agreement was entered into in connection with our 2008 private placement financing transaction, which is described in more detail below in the section entitled "Description of Capital Stock."

4,730,251

The number of shares of common stock that will be outstanding immediately after this offering is based on the number of shares outstanding as of November 30, 2008, which includes the [illegible] shares being offered under this prospectus. We are registering the shares to permit the Selling Security Holders to offer these shares for resale from time to time. The Selling Security Holders may sell all, some or none of the shares covered by this prospectus. For more information, see the section of this prospectus entitled "Plan of Distribution."

The table below lists the Selling Security Holders and other information regarding the beneficial ownership of the shares of common stock by each of the Selling Security Holders as of May 8, 2008. The following table and the footnotes thereto were prepared based on the records of our transfer agent as of May 8, 2008, except that all information with respect to beneficial ownership has been furnished to us by the Selling Security Holders. The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no Selling Security Holder has had any material relationship with us or our predecessors or affiliates during the last three years.

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YUHE INTERNATIONAL, INC. (Form: S-1/A, Received: 12/19/2008 12:17:22) Page 62 of 251

Halter Financial Investments, L.P. and Halter Financial Group, L.P. represented to the Company that they purchased their securities in the ordinary course of business and that at the time of purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. We have been informed that Timothy P. Halter, David Brigante, Marat Rosenberg and George Diamond, who own the outstanding limited partnership interests of Halter Financial Investments, L.P., collectively own all outstanding shares of WLT Brothers Holdings, Inc., the parent company of WLT Brothers Capital, Inc., a registered broker dealer. We have further been informed that each shareholder of WLT Brothers Holdings, Inc. has signed an affidavit of non-involvement and is otherwise not involved in the management or operations of WLT Brothers Capital, Inc.

Name of Selling Security Holder	Number of Shares Beneficially Owned Prior to This Offering	Number of Shares Registered for Sale (1)	Shares Owned After Sale of All Registered Shares (1)	
			No. Shares	Percentage (2)
Halter Financial Investment, L.P [3]	429,046	429,046	0	*
Halter Financial Group, L.P. [4]	522,950	522,950	0	*
Pam Jowett [5]	2,380	2,380	0	*
Lynn Dixon [6]	38,647	38,647	0	*
Van L. Butler [7]	680	680	0	*
Devonshire Partners, LLC [8]	38,647	38,647	0	*
Real Path, Inc. [9]	27,200	27,200	0	*
Lazlo Schwartz [10]	11,447	11,447	0	*
Dehua Qian [11]	9,715	9,715	0	*
Westpark Capital, L. P. [12]	37,848	37,848	0	*
Liping Gu [13]	32,383	32,383	0	*
Ruoling Wang [14]	32,383	32,383	0	*
Wu Mijia [15]	16,192	16,192	0	*
Ancora Greater China Fund, LP [16]	32,383	32,383	0	*
Atlas Allocation Fund, L.P. [17]	36,027	36,027	0	*
Howard H. Lu [18]	6,477	6,477	0	*
Investment Hunter, LLC [19]	485,751	485,751	0	*
Black River Commodity Select Fund Ltd. [20]	971,503	333,071	638,432	4.1%
Black River Small Capitalization Fund Ltd. [21]	1,295,337	444,095	851,242	5.5%
Chestnut Ridge Partners, LP [22]	36,027	36,027	0	*
Hua-Mei 21 st Century Partners, LP [23]	64,767	64,767	0	*
Southwell Partners, L.P. [24]	37,848	37,848	0	*
Kevin B Halter Jr. [25]	32,383	32,383	0	*
Octagon Capital Partners [26]	10,120	10,120	0	*
Guerrilla Partners LP [27]	64,767	64,767	0	*
Pinnacle China Fund L.P. [28]	1,214,378	388,583	825,795	5.3%
Pinnacle Fund L.P. [29]	1,214,378	388,583	825,795	5.3%
Straus Partners, LP [30]	21,859	21,859	0	*
Straus-GEPT Partners, LP [31]	14,573	14,573	0	*
Ardsley Partners Fund II, LP [32]	478,667	478,667	0	*
Marion Lynton [33]	12,144	12,144	0	*
Ardsley Offshore Fund, LP [34]	333,954	333,954	0	*
Ardsley Partners Institutional Fund, LP [35]	308,654	308,654	0	*
Total	7,871,515	~~7,871,515~~ 4,730,251	3,141,264	20.2

* Less than 1%

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YUHE INTERNATIONAL, INC. (Form: S-1/A, Received: 12/19/2008 12:17:22) Page 67 of 251

DESCRIPTION OF CAPITAL STOCK

As of November 30, 2008, our authorized capital stock consisted of 500 million shares of common stock, par value $0.001 per share. As of November 30, 2008, an aggregate of 15,543,330 shares of common stock were outstanding. There are outstanding warrants to acquire 476,014 shares of common stock, exercisable at any time after 6 months from March 12, 2008. There are no shares of preferred stock outstanding. A description of the material terms and provisions of our articles of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of articles of incorporation and the form of our bylaws that are filed with this prospectus.

some of the

While the registration statement covers the sale of shares purchased by the 25 investors, it does not cover transfers of the escrow shares. The total number of shares covered by the registration statement represents the sum of (i) 6,800,518 post-split shares purchased by the 25 private placement investors from us in the amount of US$18 million and from Mr. Yamamoto in the amount of US$3 million on March 12, 2008 for US$21 million, (ii) 951,996 post-split shares held by Halter Financial, and (iii) 119,001 post-split shares held by the existing shareholders of the Company holding restricted securities before the reverse merger, which gives a total of 7,871,515 shares.

Common Stock

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at times and in amounts as our board of directors may determine. Each shareholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of the shareholders. Cumulative voting is not provided for in our amended articles of incorporation, which means that the majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

Registration Rights of Private Placement Investors

Concurrently with the execution of the Securities Purchase Agreement, we and the investors entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4.1. The following summary description relating to the registration rights does not purport to be complete and is qualified in its entirety to the related agreements referenced below.

With respect to the 99,999,992 shares, equivalent to 6,800,518 post-split shares, purchased by the investors at closing on March 12, 2008, we are required to file a resale registration statement on Form S-1 or any other appropriate form (i) within 60 days following the closing for purposes of registering the resale of these shares, (ii) within 15 days with respect to any additional registration statement, covering the 2008 make good shares or 2009 make good shaers, as applicable (iii) within 15 days with respect to any additional registration statements required to be filed due to SEC Restrictions, (iv) within 30 days following the date on which we become eligible to utilize Form S-3 to register the resale of common stock, or (v) within 45 days following the date the 2008 make good shares or 2009 make good shares (the "Make Good Shares") as defined in "Description of Business-Securities Purchase Agreement", are delivered by Mr. Yamamoto to the investors.

Among other things, we will be required to pay the investors liquidated damages if we fail to file a registration statement by the above filing deadlines or if we do not promptly respond to comments received from the SEC. The liquidated damages accrue at a rate of 0.5% per month of the aggregate investment proceeds received from the investors, capped at 5% of the total investment proceeds.

The Make Good Shares, when and if released from the escrow account to the investors, will also have registration rights. With respect to the Make Good Shares, we agreed to file a registration statement within 45 days following the respective delivery date of the Make Good Shares and make the registration statement effective no later than the 120th day, or the 150th day in the case that the SEC reviews and has written comments to such filed registration statement that would require the filing of a pre-effective amendment thereto with the SEC, following the delivery date or the fifth trading day following the date on which we are notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, whichever date is earlier.

We are required to keep the registration statement(s) effective during the entire effectiveness period of the registration rights, which commences on the effective date of the registration statement and ends on the earliest to occur of (a) the second anniversary of the date the registration statement becomes effective, (b) such time as all the shares covered by such registration statement have been publicly sold by the holders of such shares, or (c) such time as all of the shares covered by the registration statement may be sold by holders without volume restrictions pursuant to Rule 144.

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YUHE INTERNATIONAL, INC. (Form: S-1/A, Received: 12/19/2008 12:17:22) Page 194 of 251

4,730,251

PROSPECTUS

~~7,871,515~~ shares

YUHE INTERNATIONAL, INC.

Common Stock

_____, 2008

Until ____, 2008 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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